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                     The Penn Mutual Life Insurance Company
                             Philadelphia, PA 19172
                                 (215) 956-8000
                               www.pennmutual.com




                                  May 20, 2002

BY EDGAR TRANSMISSION
---------------------

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:    Penn Mutual Variable Annuity Account III
       The Penn Mutual Life Insurance Company
       Post-Effective Amendment No. 2 to the Registration Statement on Form N-4 File Nos. 333-39804; 811-03457
       Application for Withdrawal Pursuant to Rule 477 under the Securities
       Act of 1933
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Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933 (the "1933 Act"), The Penn Mutual Life Insurance Company ("Penn Mutual"), on behalf of its Penn Mutual Variable Annuity Account III (the "Registrant"), respectfully requests the consent of the Securities and Exchange Commission (the Commission") to allow Penn Mutual to withdraw post-effective amendment no. 2 to the Registrant's registration statement on Form N-4 (the "Amendment"). For the reasons discussed below, Penn Mutual believes that withdrawal of the Amendment is consistent with the public interest and protection of investors.

Penn Mutual filed the Amendment with the Commission on March 21, 2002 pursuant to Rule 485(a) under the 1933 Act to register the offering of a new variable annuity contract. The new contract is a variant of an existing variable annuity contract presently being offered through the registration statement. The Amendment would have added an additional prospectus to the registration statement that describes the new contract. On May 8, the staff of the Commission raised questions concerning the propriety of adding the additional prospectus to the existing registration statement. The staff explained that a new registration statement under the 1933 Act should be filed for the new contract. Penn Mutual has agreed to file a new registration statement for the new contract. Penn Mutual based its decision to do so, in large measure, on the staff's willingness to accelerate the effective date of the new registration statement to the date that the Amendment would have become effective.

In light of the foregoing, Penn Mutual believes the Commission should find that withdrawal of the Amendment is consistent with the public interest and protection of investors because (1) Penn Mutual is abandoning the Amendment in response to a comment of the Commission staff, (2) the prospectus contained in the Amendment will not comply with Section 10(a)(3) of the 1933 Act when the Amendment automatically becomes effective on May 20, and (3) failure to withdraw the abandoned Amendment could potentially result in confusion to investors.


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Securities and Exchange Commission
May 20, 2002
Page 2


If you have any questions or require additional information, please do not hesitate to call me at (215) 956-7949.

Very truly yours,


/s/ The Penn Mutual Life Insurance Company
--------------------------------------------
The Penn Mutual Life Insurance Company,
on behalf of its Penn Mutual Variable Annuity Account III


By:      /s/ Ann Strootman
         -----------------------------------
Name:    Ann Strootman
Title:   Vice President and Controller

cc:      Susan T. Deakins, FSA, MAAA
         Michael Berenson, Esq.
         C. Ronald Rubley, Esq.
         Christopher D. Menconi, Esq.
CM:ll